Morgan Stanley Mortgage Securities Trust

522 Fifth Avenue

New York, NY 10036

February 25, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Mortgage Securities Trust

(File No. 33-10363; 811-4917)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Mortgage Securities Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 29 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 25, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.          Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 3.  This line item is not applicable to the Fund at this time.

Comment 4.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Fee Table, the Average Annual Total Return table and the Minimum Investment Amounts table are required or permitted by the Form.

Response 4.  We believe that the footnotes to the referenced tables are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table, the Average Annual Total Return table or the Minimum Investment Amounts table.

Comment 5.          With respect to the Fund’s investments in securities issued by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), please ensure that the Prospectus contains appropriate risk disclosure.

Response 5.  The Prospectus contains updated disclosure relating to Fannie Mae and Freddie Mac.  We have added additional disclosure to the Statement of Additional Information (“SAI”) regarding these securities.

Comment 6.          In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy.  Please explain what economic considerations are analyzed in making this determination.

Response 6.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13.  In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its “names rule” basket only if the exposure has economic characteristics similar to mortgage-related securities, including mortgage-backed securities such as mortgage pass-through securities, collateralized mortgage obligations and commercial mortgage-backed securities.

Comment 7.          The Prospectuses refers to asset-backed securities that hold certain ratings.  Please include a ratings appendix in the SAI.

Response 7.  A ratings appendix has been added to the SAI, as requested.

Comment 8.          If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.

Response 8.  Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Additional Risk Information—Foreign Securities.”

Comment 9.          If the Fund’s investments in foreign securities includes emerging market securities, please insert appropriate risk disclosure.

Response 9.  The Fund does not invest in emerging market securities.

Comment 10.        If the Fund invests in tender option bonds in connection with its investments in inverse floaters, please supplementally confirm whether the Fund participates in the sponsorship of these instruments or buys them in the market.

Response 10.  The Fund does not invest in tender option bonds.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 11.        The SAI contains disclosure regarding combined transactions, which involve multiple derivative transactions.  If the Fund is entering into combined transactions, this should be disclosed in the Prospectus.

Response 11.  While the Fund is permitted to enter into combined transactions, doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 12.        In the description of Investment Company Securities in which the Fund may invest, the disclosure indicates that these may include securities of unregistered investment companies.  If these include hedge funds, please add this to the disclosure.

Response 12.  The Fund does not invest in hedge funds.

Comment 13.        Please confirm that the Fund’s concentration policy set forth under Investment Restriction #6 complies with the position of the Commission’s Staff that a concentration policy applies to investments of 25% or more.

Response 13.  Although the Fund’s concentration policy set forth under Investment Restriction #6 refers to investments of more than 25%, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 14.        With respect to the Investment Restriction regarding the issuance of senior securities, consider adding explanatory language following the Restrictions that states clearly the Fund’s policy regarding the issuance of senior securities.

Response 14.  An explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the SAI entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Tara Farrelly

Tara Farrelly